ABV Consulting, Inc.
306 Clairmont Road
Villanova, PA 19085

December 1, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Coy Garrison

Re:	ABV Consulting, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 14, 2014

File No. 333-198567

Dear Mr. Garrison:

ABV Consulting, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 29, 2014, regarding the above referenced filing. As requested, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note that you are registering a total of 533,000 shares for sale by the selling stockholders, which represents 100% of your shares issued and outstanding held by non-affiliates. We also note that the selling shareholders purchased their common stock from you in June 2014. Please provide us with a detailed legal analysis of why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors material to this determination. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09, which is available on our website. Alternatively, please revise your registration statement to state that the selling security holders will offer their securities at a fixed price for the duration of the offering and to identify the selling shareholders as underwriters.

Response:	For the reasons set forth below, the Company respectfully submits to Staff that the proposed resale of shares by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering where the offering is being conducted by or on behalf of the Company for purposes of Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has reviewed Staff’s historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in the analysis below. In our view, based on a review of all of the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering.

Background

In June 2014, the Company completed a Regulation D Rule 506 offering in which we sold 533,000 shares of common stock to 34 investors, at a price per share of $0.10 per share for an aggregate offering price of $53,300. The Shares were issued in a private placement exempt from registration under the Securities Act and constitute restricted securities under the Securities Act.

Factor 1: How Long the Selling Shareholders Have Held the Shares

As of the date of this letter, the 533,000 Shares have been held by the Selling Stockholders for over five months. Each of such issuances of Common Stock was made in a bona fide private placement exempt from registration under Section 4(2) of the Securities Act. As described below, the Selling Stockholders made customary investment and private placement representations in the Subscription Agreement.

We believe that the Staff’s guidance on secondary offering registration as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“C&DI 116.19”) which clarifies that, under the circumstances set forth therein, a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding period, is instructive on the issue of registration of the Shares: “In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock.”

As of the date of this letter, the Selling Stockholders have held the 533,000 shares for over five months. In addition, the Company’s Common Stock is presently not traded on any market or securities exchange, the Company believes that the Selling Stockholders likely would need to continue to bear the market risk of a significant portion of their investment because it could be difficult for them to sell such shares into the public market until it is developed.

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares

As described above, the Selling Stockholders acquired their respective shares in bona fide private placement transactions pursuant to an exemption from registration under Section 4(2) of the Securities Act.

In the Subscription Agreement, each Selling Stockholder made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the Shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Shares to any person, (iii) will not sell or otherwise dispose of any of the Shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective. To do so would violate the detailed representations and covenants made by them in the Subscription Agreement.

Factor 3: The Selling Shareholders’ Relationship to the Company

The Company’s understanding is that Selling Stockholders are comprised of private investment funds and individual investors. None of the Selling Stockholders has any representative on the Company’s board of directors, nor do any of the Selling Stockholders have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement.

Furthermore, none of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature and amount of resales of such Shares following the effectiveness of the Registration Statement or whether such Shares are even resold at all under the Registration Statement. In addition, the Company will not receive any of the proceeds from any resale of the Shares by the Selling Stockholders under the Registration Statement.

Factor 4: The Amount of Shares Involved

As of December 1, 2014, the Company had 5,533,000 shares of Common Stock outstanding. The Shares being registered for resale under the Registration Statement include shares held by 34 stockholders. The 533,000 shares registered under the Registration Statement represent approximately 9.67% of the Company’s outstanding shares as of December 1, 2014.

Regardless the few shareholders are husband and wife or other control relationship as disclosed in the Registration Statement, the Shares are held by separate Selling Stockholders, and not by one or a few large Selling Stockholders.

Accordingly, the Company believes that the Shares only represent a small percentage of the Company’s outstanding common stock and are not controlled by one or few Selling Stockholders.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

The Selling Stockholders are comprised of private investment funds and individual investors. The Company has been advised that none of the 34 Selling Stockholders is an affiliate of a broker-dealer and that none of the Selling Stockholders is a broker-dealer. To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the shares.

Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders acquired the Shares over five months ago in a bona fide private placement transaction in which they made the typical investment and private placement representations to the Company. Since such time, the Selling Stockholders have borne the full economic risk of ownership of their Shares, and likely will continue to do so for a significant period of time given the Company’s Common Stock is not trading on any stock market. To the Company’s knowledge, the Selling Stockholders are comprised of 34 private investment funds and individual investors, not involved in the business of underwriting securities. None of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement.

For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Shares by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

2.	It appears from your revised disclosure on page 12 that your activities thus far have been concentrated in the Philadelphia, Pennsylvania market. Please revise your Summary and Business sections to clarify that your operations to date have occurred in this market.

Response:	We respectfully inform that Staff that we have revised in our Summary and Business sections that our business activities thus far have been concentrated in and around the Philadelphia, Pennsylvania market.

Risk Factors, page 3

3.	We note your response to comments 4 and 5 in our comment letter dated September 30, 2014. Please revise the subheading of your risk factor entitled “Going Concern” to provide greater context to shareholders as to the specific risks to you that result from the noted facts or uncertainties, such as the fact that there is substantial doubt as to your ability to continue as a going concern.

Response:	We respectfully inform that Staff that we have replaced the subheading of our risk factor entitled “Going Concern” to be “Substantial Doubt about the Company’s Ability to Continue as a Going Concern.”

Exhibits

4.	Please file counsel’s legal opinion as an exhibit to your next amendment.

Response:	We respectfully inform that Staff that we have filed our legal counsel’s opinion as Exhibit 5.1 to this prospectus.

We hope that the foregoing addresses all of the Staff's comments. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (215) 432-5553.

The Company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ABV Consulting, Inc.

By: /s/ Andrew Gavrin

Andrew Gavrin

Chief Executive Officer